UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 001-35832

______________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Science Applications International Corporation Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Science Applications International Corporation

12010 Sunset Hills Road

Reston, VA 20190

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

10616 Scripps Summit Court  ■  San Diego, CA  92131

Main: 858.795.2000  ■  Fax: 858.795.2001  ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Benefit Plans Committee and Participants of

Science Applications International Corporation Retirement Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of Science Applications International Corporation Retirement Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of the year ended December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California

June 19, 2017

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2016	2015
	(in thousands)
ASSETS:
Investments:
Mutual funds	$ 1,172,477	$ 911,554
Science Applications International Corporation common stock	107,477	57,387
Common collective trusts	1,006,173	622,188
Total investments	2,286,127	1,591,129
Receivables:
Notes receivable from participants	24,096	21,266
Employer contributions	1,115	955
Participant contributions	2	2
Total receivables	25,213	22,223
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,311,340	$ 1,613,352

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,	December 31,
	2016	2015
	(in thousands)
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$ 159,535	$ (48,811)
Interest and dividends	38,290	30,090
Total investment income (loss)	197,825	(18,721)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	973	983

CONTRIBUTIONS:
Participants	91,766	86,549
Employer	35,790	33,454
Participant rollovers	21,919	15,236
Total contributions	149,475	135,239

DEDUCTIONS:
Distributions paid to participants	130,344	150,194
Administrative expenses	986	1,001
Total deductions	131,330	151,195

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE TRANSFERS	216,943	(33,694)

NET TRANSFERS FROM OTHER PLANS	481,045	1,325

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	697,988	(32,369)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,613,352	1,645,721
End of year	$ 2,311,340	$ 1,613,352

See accompanying notes to financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the Science Applications International Corporation Retirement Plan (the “Plan”) is for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for complete information regarding the Plan. Within these financial statements, Science Applications International Corporation (the “Company”) refers to the sponsoring employer. The Company commenced operations on September 27, 2013 following completion of a spin-off transaction (the “Separation”) from its former parent, Leidos Holdings, Inc.

General—The Plan is a defined contribution plan sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a 401(k) plan with profit-sharing and employee stock ownership plan (“ESOP”) features. Both employee and Company contributions to the Plan are held in a qualified retirement trust fund. The Science Applications International Corporation Benefit Plans Committee is the Plan’s named fiduciary for purposes of Section 402(a) of ERISA.

Investment Funds—As of December 31, 2016, the Plan held investments in 12 mutual funds, 17 common collective trust funds, and 2 Company stock funds: the SAIC Common Stock Fund and the SAIC Closed Stock Fund (collectively, the “Stock Funds”). All amounts in the Stock Funds are invested in Science Applications International Corporation common stock, except for estimated cash reserves, which are invested in the Vanguard Federal Money Market Fund and are primarily used to provide future benefit distributions and facilitate investment exchanges.

Eligibility—Employees of the Company are eligible to participate in the Plan. Employees must be in an eligible fringe benefit package to be eligible to receive Company matching 401(k) contributions. Generally, employees may make elective contributions and receive Company matching 401(k) contributions upon commencing employment.

Participant Contributions—The Plan permits participants to contribute up to 75% of their eligible compensation to the Plan, subject to statutory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. Participant contributions are invested according to participant direction into any of the available investment funds of the Plan. Participant contributions and rollovers to the SAIC Common Stock Fund are limited to a maximum 50% of the employee deferral or rollover, as applicable.

Employer Contributions—The Company may make matching 401(k) contributions. Eligible participants may receive Company matching 401(k) contributions based on a percentage (up to a maximum match percentage of 4%), depending on the fringe benefit package, which are invested per participant direction. Company contributions to the Plan for the Plan years ended December 31, 2016 and 2015 were made in cash. The Company, at its discretion, may also make additional contributions to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k) (3) of the Internal Revenue Code; however, the Company made no such additional contributions for the Plan years ended December 31, 2016 and 2015.

Participant Accounts—In accordance with Plan provisions, individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, and if eligible, allocations of Company contributions. Allocations are based on participant eligible compensation, as defined in the Plan document. Participant accounts also reflect changes from investment income and losses and from distributions. The benefit to which a participant is entitled is the vested balance of his or her account.

Plan Amendments and Termination—Effective May 19, 2016, the Plan was amended to make a technical clarification in connection with the Plan’s request for a favorable determination letter for Puerto Rico tax purposes.

In connection with the Company’s acquisition of Scitor Holdings Inc. during the year ended December 31, 2015, on July 28, 2016, the Plan was amended to merge the Kinsey Technical Services, Inc. 401(k) Plan (“KTSI Plan”) and the Scitor Corporation Salary Savings and Profit Sharing Plan (“Scitor Plan”) into the Plan (the “Mergers”), effective August 1, 2016 and September 23, 2016, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in any unvested portion of their accounts.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Transfers from Other Plans—In connection with the Separation, the undistributed participant account balances in the Leidos, Inc. Retirement Plan were transferred to the Plan.  In connection with the Mergers, the undistributed participant account balances in the KTSI Plan and the Scitor Plan were transferred to the Plan. Net transfers from other plans reported in the statements of changes in net assets available for benefits are summarized as follows:

	Year Ended
	December 31,	December 31,
	2016	2015
	(in thousands)
Leidos, Inc. Retirement Plan	$ -	$ 1,325
Kinsey Technical Services, Inc. 401(k) Plan	7,532	-
Scitor Corporation Salary Savings and Profit Sharing Plan	473,513	-
Net transfers from other plans	$ 481,045	$ 1,325

Vesting and Forfeitures—Participants’ elective deferrals, rollover contributions and Company contributions together with associated earnings vest immediately. Amounts forfeited prior to the adoption of the January 1, 2014, Plan amendments were applied primarily toward Company matching 401(k) contributions and amounted to approximately $3,000 for the year ended December 31, 2015.  There were no remaining forfeitures to be applied as of December 31, 2016 or during the year then ended.  Certain participant account balances transferred from the KTSI Plan vest according to the vesting schedule in effect prior to the Mergers and may be subject to future forfeiture.

Notes Receivable from Participants—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000. Loan repayment periods may not exceed 60 months except for loans used to acquire a principal residence, in which case the repayment period may not exceed 30 years. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. The loans bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest are collected ratably through payroll deductions.

Distributions to Participants—For vested account balances less than $1,000, participants receive their vested account balance in a single lump sum following termination of employment with the Company. For vested account balances between $1,000 and $5,000, a participant’s vested account balance is automatically rolled over into an Individual Retirement Account. For vested account balances that exceed $5,000, balances are not distributed unless the participant elects to take a distribution following the participant’s termination of employment with the Company. Regardless of the existing account balance, distributions are made when participants die or become permanently disabled while employed by the Company. After attaining the age of 59-1/2, a participant may make withdrawals even if still employed by the Company. Participants may make withdrawals from the Plan prior to attaining the age of 59-1/2 from their rollover account or if the participant incurs a financial hardship, as specified by the Plan document. Former employees, regardless of their age, may elect to receive up to two distributions in any given Plan year, of all or a portion of their account balance.

Tax Status—The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 28, 2014, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan’s financial statements. Management recognizes tax liabilities for uncertainty in income taxes when it is more likely than not that a tax position would not be sustained upon examination by and settlement with the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s tax filings for 2013 through 2016 are subject to examination.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Related-Party Transactions—Certain Plan investments are managed by The Vanguard Group, the Plan’s record-keeper; therefore, transactions with these investments qualify as party-in-interest transactions. Fees paid to the record-keeper were approximately $986,000 and $1,001,000 for the years ended December 31, 2016 and 2015, respectively. There were no amounts payable to the Plan’s record-keeper as of December 31, 2016 and 2015. Members of the Science Applications International Corporation Benefits Plans Committee also participate in the Plan and qualify as parties-in-interest.

Science Applications International Corporation is the sponsoring employer as of December 31, 2016 and 2015. At December 31, 2016 and 2015, the following Science Applications International Corporation shares were held by the Plan:

	2016		2015
	Number of Shares	Cost Basis	Number of Shares	Cost Basis
	(in thousands)
Science Applications International Corporation common stock	1,272	$46,785	1,254	$41,661

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition—Investments held by the Plan are carried at fair value with the exception of the T. Rowe Price Stable Value Common Trust Fund (“SVF”) as discussed below and in Note 3.  Valuation and income recognition policies are as follows:

Investment in Mutual Funds—The Plan’s investments in mutual funds are stated at fair value based on quoted market prices.

Investment in Common Collective Trusts—As of December 31, 2016, the Plan held investments in 17 common collective trusts: a series of Vanguard Target Retirement Trusts; the Loomis Sayles Core Plus Trust; the Wellington Trust Small Cap 2000 Portfolio; the Wellington Trust TIPS Portfolio; T. Rowe Price U.S. Mid-Cap Value Equity Trust; and the SVF. These investment are carried at net asset value (“NAV”) per unit, which is determined by the trustee using the fair value of the underlying investments, except for the SVF.  The NAV of the SVF is based on contract value.  The SVF is a fully benefit-responsive common collective trust fund that primarily invests in synthetic investment contracts and separate account contracts.  Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  The Plan’s investment in the SVF is valued based on information reported by the Plan’s trustee. The SVF’s investment objective is to invest in investment contracts that are designed to provide principal stability and a competitive yield.  The SVF has daily liquidity and is not subject to any redemption restrictions unless a total withdrawal of the Plan’s assets in the fund is requested, which requires a 12- to 30- month advance written notice.  This notice may be shortened or waived at the trustee’s discretion.  The trade-to-settlement terms are one day for participant-driven trades and three days for Plan-driven trades.  As of December 31, 2016, the Plan’s investment in the SVF included approximately $27,349,000 in synthetic investment contracts and $5,648,000 in separate account contracts.

Investment in Common Stock—Investments in shares of Science Applications International Corporation common stock, which are publicly traded on the New York Stock Exchange, are recorded at their last quoted market price on the last business day of the respective plan year.

Investment Gains and Losses—Realized gains and losses on sales of investments are calculated as the

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

difference between the fair value of the investments upon sale and the fair value of the investments at purchase. Unrealized appreciation or depreciation is calculated as the difference between the fair value of the investments at the end of the year and the fair value of the investments at the beginning of the year or on the date of purchase if purchased during the year. Interest income is recorded as earned, and dividends are recorded on the ex-dividend date.

Investment Risks and Uncertainties—The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Notes Receivable from Participants—Notes receivable from participants are carried at the aggregate unpaid principal balance, plus accrued, unpaid interest of loans outstanding.

Benefits Payable—Benefit payments to participants are recorded upon distribution. There were no benefits payable to participants who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2016 and 2015.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting periods. Actual results may differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan sponsor or Plan participants as provided in the Plan document.

Accounting Standards Updates—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. The ASU is effective for reporting periods beginning after December 15, 2015 with retrospective application to all periods presented, and early adoption is permitted.  The Plan adopted the standard as of December 31, 2015.  The adoption is reflected in Note 3 to the financial statements and has been applied retrospectively.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and designates contract value as the only required measure.  Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of the month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part III is not applicable to the Plan. Part I was not applicable to the Plan as of December 31, 2015, but has been adopted as of December 31, 2016. Management adopted Part II of ASU 2015-12 as of December 31, 2015, with retrospective application.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3.FAIR VALUE MEASUREMENTS

Accounting guidance has been issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2

Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth the Plan’s investments at fair value and by level as applicable, as of December 31, 2016 and 2015:

	Level 1		Level 2		Level 3		Total
	2016	2015	2016	2015	2016	2015	2016	2015
	(in thousands)
Mutual funds	$ 1,172,477	$ 911,554	$ -	$ -	$ -	$ -	$ 1,172,477	$ 911,554
Common stock	107,477	57,387	-	-	-	-	107,477	57,387
Subtotal	$ 1,279,954	$ 968,941	$ -	$ -	$ -	$ -	1,279,954	968,941
Common collective trusts—measured at NAV							1,006,173	622,188
Total							$ 2,286,127	$ 1,591,129

******

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION RETIREMENT PLAN

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2016

		EIN: 30-6419427	Plan #001
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including maturity Date, Rate of Interest and Collateral	Cost	Current Value
			(in thousands)
*	Science Applications International Corporation common stock	Company Stock	**	$ 107,477
*	DFA Emerging Markets Core Equity Port: Institutional Shares	Mutual Fund	**	27,546
*	Dodge & Cox Stock Fund	Mutual Fund	**	137,072
*	Longleaf Partners Small-Cap Fund	Mutual Fund	**	55,828
*	T. Rowe Price Institutional Mid Cap Equity Growth Fund	Mutual Fund	**	117,976
*	Vanguard Extended Market Index Fund: Institutional Plus Shares	Mutual Fund	**	104,429
*	Vanguard FTSE All-World ex-US Index Fund: Institutional Shares	Mutual Fund	**	53,275
*	Vanguard Federal Money Market Fund	Mutual Fund	**	116,773
*	Vanguard Institutional Index Fund	Mutual Fund	**	222,788
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	69,332
*	Vanguard PRIMECAP Fund Admiral Shares	Mutual Fund	**	118,720
*	Vanguard Short-Term Bond Index Fund Institutional	Mutual Fund	**	29,671
*	Vanguard Total Bond Market Index Fund Institutional Plus Shares	Mutual Fund	**	119,067
*	Loomis Sayles Core Plus Trust	Common Collective Trust	**	54,884
*	T. Rowe Price Stable Value Common Trust Fund	Common Collective Trust	**	36,072
*	T. Rowe Price U.S. Mid Cap-Value Equity Trust; D Class	Common Collective Trust	**	49,424
*	Vanguard Target Retirement 2010 Trust I	Common Collective Trust	**	21,836
*	Vanguard Target Retirement 2015 Trust I	Common Collective Trust	**	67,120
*	Vanguard Target Retirement 2020 Trust I	Common Collective Trust	**	143,297
*	Vanguard Target Retirement 2025 Trust I	Common Collective Trust	**	180,154
*	Vanguard Target Retirement 2030 Trust I	Common Collective Trust	**	149,333
*	Vanguard Target Retirement 2035 Trust I	Common Collective Trust	**	90,658
*	Vanguard Target Retirement 2040 Trust I	Common Collective Trust	**	59,368
*	Vanguard Target Retirement 2045 Trust I	Common Collective Trust	**	42,043
*	Vanguard Target Retirement 2050 Trust I	Common Collective Trust	**	19,829
*	Vanguard Target Retirement 2055 Trust I	Common Collective Trust	**	6,413
*	Vanguard Target Retirement 2060 Trust I	Common Collective Trust	**	3,783
*	Vanguard Target Retirement Income Trust I	Common Collective Trust	**	21,284
*	Wellington Trust Small Cap 2000	Common Collective Trust	**	54,251
*	Wellington Trust TIPS	Common Collective Trust	**	6,424
*	Notes Receivable from Participants	Loans/Interest rates from 4.25% to 10.25%; maturities from January 2017 to October 2046	**	$ 24,096

*	Indicates party-in-interest to the Plan
**	Not applicable - Historical cost information is not required to be presented, as all investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By: Science Applications International Corporation Benefit Plans Committee

Date: June 19, 2017	/s/ Melinda H. McBee
Melinda H. McBee
Authorized Official
Science Applications International Corporation

Exhibit Index

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm